News Release

Sun Life Financial

# Sun Life Financial completes Series 12R Preferred Share issue

**TORONTO (November 10, 2011)** — Sun Life Financial Inc. (TSX: SLF) (NYSE: SLF) today announced the successful completion of a Canadian public offering of $300 million of Class A Non-Cumulative Rate Reset Preferred Shares Series 12R (the "Series 12R Shares") at a price of $25.00 per share and yielding 4.25 per cent annually. The offering, initially for $250 million of Series 12R Shares, was increased to $300 million following exercise by the underwriting syndicate, co-led by Scotia Capital Inc., CIBC and TD Securities Inc., of an option to purchase an additional $50 million of Series 12R Shares.

The Series 12R Shares were issued under a prospectus supplement dated November 3, 2011, which was issued pursuant to a short form base shelf prospectus dated April 12, 2011. Copies of those documents are available on the SEDAR website for Sun Life Financial Inc. at www.sedar.com. The Series 12R Shares are listed on the Toronto Stock Exchange under the ticker symbol SLF.PR.I.

The Series 12R Shares have not been, and will not be, registered under the United States Securities Act of 1933, as amended, and, subject to certain exceptions, may not be offered, sold or delivered, directly or indirectly, in the United States of America or for the account or benefit of U.S. persons. This release does not constitute an offer to sell or a solicitation to buy such securities in the United States.

**About Sun Life Financial**

Sun Life Financial is a leading international financial services organization providing a diverse range of protection and wealth accumulation products and services to individuals and corporate customers. Chartered in 1865, Sun Life Financial and its partners today have operations in key markets worldwide, including Canada, the United States, the United Kingdom, Ireland, Hong Kong, the Philippines, Japan, Indonesia, India, China and Bermuda. As of September 30, 2011, the Sun Life Financial group of companies had total assets under management of $459 billion. For more information please visit www.sunlife.com.

Sun Life Financial Inc. trades on the Toronto (TSX), New York (NYSE) and Philippine (PSE) stock exchanges under the ticker symbol SLF.

**Note to Editors: All figures in Canadian dollars.**

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**Media Relations Contact:**
Frank Switzer
Vice-President
Corporate Communications
Tel: 416-979-4086
**frank.switzer@sunlife.com**

**Investor Relations Contact:**
Phil Malek
Vice-President
Investor Relations
Tel: 416-979-4198
**investor.relations@sunlife.com**